Exhibit 12.1

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended March 31,	Twelve Months Ended September 30,
($ in thousands)	2018	2017	2016	2015	2014	2013
EARNINGS:
Pre-Tax Net Income(a)	$218,680	$211,632	$184,780	$180,069	$145,858	$116,519
Add:
Total Fixed Charges	30,740	53,990	42,916	43,202	38,415	37,081

Total Earnings	$249,420	$265,622	$227,696	$223,271	$184,273	$153,600

FIXED CHARGES:
Interest Expensed and Capitalized	$29,138	$51,450	$40,129	$41,102	$36,233	$34,512
Other Interest (excluding AFUDC)	445	391	674	295	458	525
Amortization of Debt Premium, Discount and Expense	280	395	303	412	345	337
One-Third of Rental Expense(b)	877	1,754	1,810	1,393	1,379	1,707

Total Fixed Charges	$30,740	$53,990	$42,916	$43,202	$38,415	$37,081

Ratio of Earnings to Fixed Charges	8.1	4.9	5.3	5.2	4.8	4.1

(a)	Excludes amounts attributable to income or loss from equity investees.
(b)	Management believes one-third of the total rental expense gives a reasonable estimate of total interest on rentals.